SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Oi S.A.

(Name of subject company (Issuer))

Oi S.A.

(Names of Filing Persons (Offeror))

Preferred Shares, without par value (including in the form of American Depositary Shares) (Title of classes of securities)	N/A 670851 401
(CUSIP number of class of securities)

Flavio Nicolay Guimarães

Head of Investor Relations

Rua Humberto de Campos, 425

8º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-2918

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mark O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Additional Information and Where to Find It:

The following materials are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell any shares of Oi. The proposed Voluntary Share Exchange described in these materials has not commenced.

Any offer to purchase or the solicitation of an offer to sell preferred shares of Oi will be made only pursuant to an offer to purchase and related materials that Oi intends to file with the SEC upon commencement of this offer. Oi urges shareholders who are eligible to participate in the Voluntary Exchange of Preferred Shares to carefully read the offer to purchase and related materials relating to the Voluntary Share Exchange when they become available and prior to making any decisions with respect to the Voluntary Share Exchange as these documents will contain important information about the Voluntary Share Exchange.

Following the filing with the Commission of (1) the offer to purchase and related materials relating to the Voluntary Share Exchange, or (2) any other offer materials related to the Voluntary Share Exchange, shareholders of Oi will be able to obtain the filed documents free of charge on the SEC’s website at www.sec.gov or from Oi.

EXHIBIT INDEX

Exhibit Number	Description of Document

1	Excerpt of Items (1), (2), (3), (4), (5), (6), (7), (10), and (11) from the Minutes of the 88th Meeting of the Board of Directors of Oi S.A., held on July 22, 2015 (English translation)

2	Excerpt of Items (5) and (6) from the Minutes of the Meeting of the Fiscal Council, held on July 9, 2015 (English translation)

3	Material Fact, dated July 22, 2015 (English translation)